U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

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                                                        SEC FILE NUMBER
                                                           0-10006
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                         (Check One):
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                                                        CUSIP NUMBER
                                                         029328101
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[ ] Form  10-K [ ] Form 20-F [ ] Form  11-K [X] Form  10-QSB [ ] Form  N-SAR
          [ ] Form 10-KSB          For Period Ended: June 30, 1999

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                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  ______________

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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

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PART I--REGISTRATION INFORMATION

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         Full Name of Registrant: American Rivers Oil Company

         Former Name if Applicable: N/A

         Address of Principal Executive Office (Street and Number)

                                                700 East 9th Avenue
                                                     Suite 106
                                                 Denver, CO 80203
                                            (City, State and Zip Code)



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PART II--RULES 12B-25 (B) AND (C)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, 10-QSB or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons  why the annual  report,  quarterly report, transition report on Form 10-KSB, 11-K, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed period.

         On August 13, 1999, American Rivers Oil Company, a Delaware corporation ("AROC Delaware") and an affiliate of American Rivers Oil Company, a Wyoming corporation (the "Company"), applied for EDGAR Access Codes on Form ID. The SEC EDGAR Filer Support Staff proceeded to change the EDGAR Access Codes for the Company rather than granting new Codes to AROC Delaware. As a result, on Monday, August 16, 1999, the Company was unable to file its Quarterly Report on Form 10-QSB under its original Access Codes and an EDGAR representative instructed the Company not to file under the newly-assigned Access Code.

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PART IV--OTHER INFORMATION

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         (1) Name and  telephone number  of person  to contact in regard to this notification

             Karlton Terry                 (303)                   832-1117
                (Name)                   (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes      [ ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.







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                           American Rivers Oil Company
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 1999                   By:  /s/ Karlton Terry
                                            ------------------------------------
                                            Karlton Terry
                                            President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                 ATTACHMENT WITH RESPECT TO PART IV. QUESTION 3.

         The operations of the Company have been substantially reduced since the comparable quarterly period in 1998 as a result of the sale of substantially all of its properties, as described in its Form 10-KSB for the fiscal year ending March 31, 1999.